UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

Commission File Number 1-3526

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE SOUTHERN COMPANY

EMPLOYEE SAVINGS PLAN

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE SOUTHERN COMPANY

30 Ivan Allen Jr. Boulevard, NW

Atlanta, Georgia 30308

THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN

TABLE OF CONTENTS

Page

EXHIBITS	2
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3
FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004:
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6–10
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2005—	11
Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)	12
SIGNATURE	13

NOTE:      All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

EXHIBITS

23.1	- Consent of Deloitte & Touche LLP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Employee Savings Plan Committee and Participants

The Southern Company Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The Southern Company Employee Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate under the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/Deloitte & Touche LLP

June 26, 2006

THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005 AND 2004

	2005	2004

ASSETS:
Participant-directed investments	$ 3,558,667,352	$ 3,350,420,179
Receivables:
Due from broker for securities sold	495,739	1,618,279
Accrued interest	22,958	839,520

Total receivables	518,697	2,457,799

Cash	1,240,754	630,806

NET ASSETS AVAILABLE FOR BENEFITS	$ 3,560,426,803	$ 3,353,508,784

See notes to financial statements.

THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004

ADDITIONS:
Investment income:
Interest and dividends	$ 109,457,832	$ 102,813,213
Net appreciation in fair value of investments	122,084,225	282,418,016

Total investment income	231,542,057	385,231,229

Contributions:
Participants	128,092,366	119,669,152
Participant rollovers	1,581,634	1,160,164
Employer	58,425,540	56,439,675

Total contributions	188,099,540	177,268,991

Total additions	419,641,597	562,500,220

DEDUCTIONS:
Benefits paid to participants	(211,877,420)	(169,934,367)
Administrative expenses	(846,158)	(718,956)

Total deductions	(212,723,578)	(170,653,323)

NET INCREASE	206,918,019	391,846,897

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	3,353,508,784	2,961,661,887

End of year	$ 3,560,426,803	$ 3,353,508,784

See notes to financial statements.

THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

1.	DESCRIPTION OF THE PLAN

The following description of The Southern Company Employee Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Plan is a defined contribution plan administered by The Southern Company Employee Savings Plan Committee (the “Committee”), as designated in the Plan. The Plan covers substantially all employees and certain former employees and retirees of the following subsidiaries of The Southern Company (the “Company”): Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, Savannah Electric and Power Company, Southern Communications Services, Inc., Southern Company Energy Solutions LLC, Southern Company Services, Inc. (“Plan Sponsor”), and Southern Nuclear Operating Company, Inc. (collectively, referred to as the “Employing Companies”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Plan Administration—The trustee and recordkeeper of the Plan are Merrill Lynch Trust Company, FSB (the “Trustee”) and Merrill Lynch, Pierce, Fenner & Smith, Inc., respectively.

Participation—Employees meeting certain criteria, as defined, may elect to participate in the Plan immediately after the employee’s first day of employment.

Contributions—Participants may elect to contribute total before-tax and after-tax contributions of up to 25% of eligible compensation, as defined by the Plan (after-tax contributions could not exceed 6% for highly compensated employees prior to a Plan amendment effective October 19, 2005). Participants may change the percentage of their contributions at any time.

The Employing Companies’ contributions (“Employer Matching Contributions”) are discretionary and determined by the Board of Directors of Southern Company Services, Inc. on an annual basis. For the years ended December 31, 2005 and 2004, the Employing Companies contributed, on behalf of the participants, an amount equal to 75% of each participant’s contribution, up to 6% of eligible compensation. The Board of Directors reserves the right to discontinue or change the Employer Matching Contributions at any time; however, they have not expressed any intent to do so at the present time.

Contributions are subject to certain Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”) limitations. Participants may also contribute by rolling over to the Plan amounts representing distributions from other qualified defined benefit, defined contribution plans, or eligible individual retirement accounts.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Employer Matching Contributions, and an allocation of Plan earnings, and charged with any withdrawals and allocations of Plan losses and certain administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options—Participants’ contributions may be invested in 1% increments into any of the investment options offered by the Plan. The Plan offers a participant-directed brokerage account that allows participants to purchase publicly traded securities. Participants may change their investment options at any time, with the following exception:

Participants may have Mirant Corporation common stock in their Plan accounts as a result of the Company’s spin-off of Mirant Corporation in April 2001. In that spin-off, participants with the Company’s common stock in their accounts received a dividend in the form of Mirant Corporation common stock. The investment is held in the Mirant Corporation Stock Fund.

Participants who received Mirant Corporation common stock in the spin-off were given five years (until June 30, 2006) to liquidate the Mirant Corporation Stock Fund and reinvest the proceeds in one of the investment options permitted under the Plan. The Plan has never permitted additional investments into the Mirant Corporation Stock Fund beyond the shares that participants received as a dividend in the spin-off (although no such restriction exists for purchases made through the participant-directed brokerage option). The spin-off did not impact the number of the Company’s shares held in the participants’ accounts.

Vesting—Participants are immediately vested in their accounts.

Participant Loans—Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balances, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with prevailing rates as determined by the Committee. Generally, principal and interest is paid ratably through payroll deductions.

Payment of Benefits—Upon retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s account, or annual installments over a period of up to 20 years. On termination of service due to death or disability, or for other reasons, a participant or beneficiary may receive the value of his or her account as a lump-sum distribution.

Each participant may elect to receive a cash distribution of all or a portion of the dividends payable on the shares of the Company’s common stock credited to the participant’s account as of the record date of the dividend. The dividends payable on the shares of the Company’s common stock credited to the account of a participant who does not elect to receive a cash distribution are reinvested in the participant’s account in shares of the Company’s common stock. Payments of the cash distributions for dividends payable are made as soon as administratively practicable after the payable date of the dividend, but no later than 90 days after the end of the plan year which includes such payable date. A participant’s election to receive cash distributions of dividends payable on the Company’s common stock is revoked automatically upon his or her death.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates and Risks and Uncertainties—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments including common collective trust funds, common, and preferred stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. Shares of common collective trust funds are valued at the net asset value of shares held by the Plan at year-end, as determined by the custodian. Quoted market prices are used to value all readily marketable securities.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

Administrative and Investment Management Fees—The Employing Companies normally pay the Trustee’s fees and other administrative costs. Brokerage commissions, transfer taxes, and any other expenses resulting from purchases and sales of securities within investment funds will be charged to the various investment funds. Commissions on individual securities traded through the self direct option will be charged to the participant making the trade.

In addition, for Employer Matching Contributions, investment management fees for all funds, except Company stock and Mirant Corporation stock, are deducted from fund earnings. For participant contributions, investment management fees for the Merrill Lynch Retirement Preservation Trust, Merrill Lynch Equity Index Trust Tier III, and Merrill Lynch Aggregate Bond Index Trust are paid by the Company, and investment management fees for all other funds are deducted from fund earnings.

Payments of Benefits—Benefit payments to participants are recorded upon distribution. There were no benefits payable as of December 31, 2005 and 2004.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2005 and 2004, are as follows:

	2005		2004
	Number of	Fair	Number of	Fair
	Shares/Units	Value	Shares/Units	Value

Southern Company common stock	55,458,832	$1,914,993,454	54,190,722	$1,816,472,996
Merrill Lynch Small Cap Index Plus Trust	12,348,140	218,438,597	12,681,849	210,265,057

Merrill Lynch Equity Index Trust Tier III	5,018,662	485,957,084	5,131,783	473,355,623

Merrill Lynch Retirement Preservation Trust	510,864,976	510,864,976	492,836,539	492,836,539

During the years ended December 31, 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) in value as follows:

	2005	2004

Common stocks	$68,611,479	$177,422,599
Preferred stocks	14,500	(6,607)
Common collective trust funds	53,458,246	105,002,024

Total	$122,084,225	$282,418,016
4.	RELATED-PARTY TRANSACTIONS

Certain Plan investments are units of common collective trust funds managed by Merrill Lynch Investment Managers. Merrill Lynch Trust Company, FSB is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2005 and 2004, the Plan held 55,458,832 and 54,190,722 shares, respectively, of common stock of the Company, the sponsoring employer, at a fair value of $1,914,993,454 and $1,816,472,996, respectively, with a cost basis of $1,119,703,812 and $991,567,227, respectively. During the years ended December 31, 2005 and 2004, the Plan recorded related dividend income of $80,740,524 and $71,916,680, respectively.

In 2002, the Plan erroneously disbursed to an incorrect beneficiary $90,781.86. The Plan incurred legal fees related to the recovery of the above-referenced erroneously paid benefits. In August of 2005, the Plan reimbursed Southern Company Services, Inc. as plan sponsor for certain such legal fees relating to the above matter in the amount of $22,095.00 from the Plan’s Trust as permitted under the terms of the Plan. In 2004, Southern Company Services, Inc., and not the Plan, made payment of the benefits owed under the terms of the Plan to the correct beneficiary in order to resolve the rightful beneficiary’s claim for benefits. Legal fees incurred on and after January 1, 2005 to recover erroneously paid benefits have not and will not be paid from Plan’s Trust. Southern Company Services, Inc. will reimburse the Plan’s Trust $22,095.00 with interest. While the plan sponsor does not believe this represented a prohibited transaction, in the interest of full disclosure, a Form 5330 will be filed with the IRS.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants are 100% vested in their accounts.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated January 31, 2003, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Plan Sponsor and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	SUBSEQUENT EVENT

In July 2003, Mirant Corporation declared bankruptcy. Mirant Corporation subsequently emerged from bankruptcy on January 3, 2006. Pursuant to Mirant Corporation’s plan of reorganization, the Plan was amended effective January 11, 2006 to accommodate the cancellation of Mirant Corporation common stock and its replacement with newly issued New Mirant Stock and New Mirant Warrant’s. Consistent with the Plan Sponsor’s past approach, the amendment reaffirmed the Plan Sponsor’s prohibition against additional investment into Mirant Corporation (except through the participant-directed brokerage option) New Mirant Stock Fund and the requirement that participants have until June 30, 2006 to liquidate existing investments in the New Mirant Stock Fund.

******

SUPPLEMENTAL SCHEDULE

(See Report of Independent Registered

Public Accounting Firm)

THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

		(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party		(d) Cost	(e) Current Value

*	The Southern Company	Common stock	**	$1,914,993,454
	Mirant Corporation	Common stock	**	20,789,824
*	Merrill Lynch Equity Index Trust Tier III	Common collective trust	**	485,957,084
*	Merrill Lynch Equity Index Trust Tier III—Goal Manager	Common collective trust	**	64,333,802
*	Merrill Lynch Retirement Preservation Trust	Common collective trust	**	510,864,976
*	Merrill Lynch Retirement Preservation Trust—Goal Manager	Common collective trust	**	9,685,122
*	Merrill Lynch Small Cap Index Plus Trust	Common collective trust	**	218,438,597
*	Merrill Lynch Small Cap Index Plus Trust—Goal Manager	Common collective trust	**	13,592,806
*	Merrill Lynch Intl. Index Plus Trust	Common collective trust	**	35,185,464
*	Merrill Lynch Intl. Index Plus Trust—Goal Manager	Common collective trust	**	26,862,006
*	Merrill Lynch Aggregate Bond Index Trust	Common collective trust	**	68,068,884
*	Merrill Lynch Aggregate Bond Index Trust—Goal Manager	Common collective trust	**	44,303,593
*	Participants	Loans to participants,
		with interest rates ranging
		from 4.0% to 10%,	**
		maturing January 3, 2006
		to December 21, 2020		80,155,133
	Various	Self-directed accounts	**	65,436,607

	Total investments			$3,558,667,352

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, The Southern Company Employee Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE SOUTHERN COMPANY
EMPLOYEE SAVINGS PLAN

/s/Robert A. Bell
Robert A. Bell, Chairperson
The Southern Company Employee
Savings Plan Committee

June 29, 2006